                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                 AMENDMENT  #2

                                      to

                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(d)(1) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                   NATIONAL CONVENIENCE STORES INCORPORATED
--------------------------------------------------------------------------------
                           (Name of subject company)

                          CIRCLE K ACQUISITION, INC.
                           THE CIRCLE K CORPORATION
--------------------------------------------------------------------------------
                                   (Bidders)

   Common Stock, $.01 par value per share (including the Associated Rights)
                       Warrants to Purchase Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

               635570500 (Common Stock) and 635570112 (Warrants)
--------------------------------------------------------------------------------
                   (CUSIP numbers of classes of securities)

                             Gehl P. Babinec, Esq.
                           The Circle K Corporation
                           Phoenix Corporate Center
                           3003 North Central Avenue
                            Phoenix, Arizona 85012
                                (602) 437-0600

                 (Name, address and telephone number of person authorized to receive notice and communications on behalf of bidders)

                                   Copy to:

                            Richard M. Russo, Esq.
                            Gibson, Dunn & Crutcher
                      1801 California Street, Suite 4100
                            Denver, Colorado 80202
                                (303) 298-5700

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated September 7, 1995, as heretofore amended and supplemented (the "Schedule 14D-1"), of Circle K Acquisition, Inc., a Delaware corporation (the "Purchaser") and The Circle K Corporation, a Delaware corporation ("Circle K") filed in connection with the Purchaser's offer to purchase all outstanding common stock, par value $.01 par share, and the associated preferred stock purchase rights of National Convenience Stores Incorporated, a Delaware corporation (the "Company"), and all warrants to purchase shares of such Common Stock, as set forth in the Schedule 14D-1 (the "Offer").

          Items 3(b) and 11(c) and the Exhibit Index of the Schedule 14D-1 are hereby amended by adding the following:

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.


     (b)


          In order to gain access to confidential information regarding the Company which the Company is willing to make available as part of its previously announced program of exploring strategic alternatives, including a sale of the Company, Circle K was required to execute a Confidentiality Agreement with the Company. On October 18, 1995, Circle K and the Company entered into such Confidentiality Agreement. In the Confidentiality Agreement,
(a) Circle K agreed, among other things, to keep such information confidential, and, (b) for one hundred twenty (120) days (unless prior written approval of the Company is received) Circle K (1) has agreed not to acquire directly or indirectly any securities of the Company (other than pursuant to the Offer), (2) has agreed not to amend the Offer, except to extend the Offer, (3) has agreed not to enter into any business combination or other extraordinary transaction with the Company, (4) has agreed not to seek to control or influence the management, Board of Directors, or policies of the Company (through proxy solicitation or otherwise), (5) has agreed not to enter into a plan inconsistent with the foregoing, and (6) has agreed not to advise, assist or encourage any other persons in connection with any of the foregoing (collectively, except for the agreement of confidentiality, the "Standstill Obligations"). Circle K will be released from the Standstill Obligations if (i) the Company terminates the process of considering the sale of the Company, (ii) the Company accepts a third party's offer for the Company, (iii) a third party proposes to acquire more than 30% of the total voting power of the securities of the Company, (iv) a recapitalization of the Company or a similar transaction is announced, or (v) the Company announces that it has set a date for the Company's 1995 Annual Meeting of Stockholders (except that upon the announcement of such a meeting, Circle K will be released from all its Standstill Obligations other than the ability to acquire or enter into a binding agreement to acquire the securities or property of the Company until after one hundred twenty (120) days, or until Circle K is otherwise released from its Standstill Obligations).

          A copy of the Confidentiality Agreement, the text of which is incorporated herein by reference, is attached as Exhibit (c)(1).

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

             (c)(1) Confidentiality Agreement, dated October 18, 1995 between The Circle K Corporation and National Convenience Stores Incorporated.

                                   SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 1995

                                 CIRCLE K ACQUISITION, INC.

                                      /s/  Gehl P. Babinec
                                 ------------------------------------------
                                 Name:  Gehl P. Babinec
                                 Title: Senior Vice President, Secretary
                                         and General Counsel

                                 THE CIRCLE K CORPORATION

                                      /s/  Gehl P. Babinec
                                 ------------------------------------------
                                 Name:  Gehl P. Babinec
                                 Title: Senior Vice President, Secretary
                                         and General Counsel

                                 EXHIBIT INDEX

Exhibit No.                          Description
----------                           -----------

  (c)(1) Confidentiality Agreement, dated October 18, 1995 between The Circle K Corporation and National
               Convenience Stores Incorporated.